

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2022

John Wagner
Chief Financial Officer
EverQuote, Inc.
210 Broadway
Cambridge, MA 02139

> **Re: EverQuote, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed February 25, 2022**
> **Form 10-Q for the quarterly period ended June 30, 2022**
> **Filed August 4, 2022**
> **File No. 001-38549**

Dear Mr. Wagner:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics
Quote Requests, page 51

1.   We note that quote requests are consumer-initiated requests for an insurance quote that result in a revenue generating transaction. Please clarify what you mean by "result in a revenue generating transaction." In this regard, revise to disclose whether these include all requests for an insurance quote that you receive, whether it represents only requests where you recognize revenue or whether this only includes requests that are successfully fulfilled by an insurance provider.

Results of Operations, page 55

2. We note your discussion and presentation of Direct-to-Consumer-Agency (DTCA) operations throughout your earnings releases furnished on Form 8-K, including year-over-year DTCA revenue growth, policy growth and agent growth by quarter, DTCA revenue as a percentage of total revenue, and health-DTCA revenue. Please tell us what consideration was given to disclosing this information in your Form 10-K and Form 10-Q filings. As part of your response, please tell us how you define your DTCA operations including the types of revenues included. Refer to Item 303(b) of Regulation S-K and SEC Release No. 33-10751.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 76

3. We note you disclose revenue by distribution channel as that impacts the nature and amount of your revenue. Please revise to disclose what is meant by direct distribution channel versus indirect distribution channel, including identifying who your customers are in each case, and clarify how you account for revenues under each channel. Ensure your disclosure clearly addresses how the nature and amount of revenue recorded varies under each distribution channel.

Controls and Procedures, page 99

4. We note you originally identified your material weakness in internal control over financial reporting in your December 31, 2020 Form 10-K/A where you indicated that management intended to test your updated controls design during the fourth quarter 2021. Accordingly, please revise to address what steps have been completed in your remediation plan to date, including any completed control design and testing procedures, what still remains to be completed, and revise to update your estimate of the expected timing of your remediation plan.

Form 10-Q for the quarterly period ended June 30, 2022

Notes to Unaudited Condensed Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 11

5. We note the long-term portion of your commissions receivable asset increased 84% between December 31, 2021 and June 30, 2022. Please explain to us why there was such a significant increase. Also, revise to disclose the typical payment terms for your commission revenue contracts. Refer to ASC 606-10-50-9.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology